FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2011

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, October 25th, 2011

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: MATERIAL FACT

Dear Sir,

Pursuant to the provisions of articles 9 and 10 of the Chilean Securities Market Law, and the provisions contained under Chilean General Norm N° 30 of this Superintendence, I hereby report the following material fact.

The arbitration proceedings conducted by the arbitrator, Mr. Arnaldo Gorziglia, in connection with the claim filed by Tricahue S.A. against Empresa Nacional de Electricidad S.A., Empresa Eléctrica Pehuenche S.A. and the board members of the latter company who were in office as of November, 2007, were decided on October 24, 2011.

The arbitral decision rejected the main petition to leave without effect, annul or terminate the energy and capacity contract executed between Empresa Eléctrica Pehuenche S.A. and Empresa Nacional de Electricidad S.A. on November 19, 2007, and instead accepted the ancillary petition for indemnification for damages against the respondents, ordering the payment of USD 6,547,000 by the respondents to Inversiones Tricahue S.A.

The Company will analyze the arbitral decision and may decide to appeal.

Sincerely yours,

Joaquín Galindo Vélez

Chief Executive Officer

Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 25, 2011